# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### October 24, 2012

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES ACT OF 1933 AND
## THE SECURITIES EXCHANGE ACT OF 1934

**Triangle Pharmaceuticals, Inc.**

**File No. 333-11793 and  000-21589- CF#28837**

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Gilead Sciences, Inc. (successor to Triangle Pharmaceuticals, Inc.) submitted an application under Rule 406 and Rule 24b-2 requesting an extension of prior grants of confidential treatment for information Triangle Pharmaceuticals, Inc. excluded from the Exhibits to a Form S-1 filed on September 11, 1996, as amended, and 10-Qs filed November 14, 2000 and November 8, 2002.

Based on representations by Gilead Sciences, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

| Exhibit | to Form | Filed on | Confidential Treatment Granted |
|---|---|---|---|
| 10.19 | S-1 | September 11, 1996 | through September 2, 2017 |
| 10.1 | 10-Q | November 14, 2000 | through September 2, 2017 |
| 10.2 | 10-Q | November 8, 2002 | through September 2, 2017 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Morris
Special Counsel